H. Christopher Owings

Securities and Exchange Commission

October 21, 2008

Page	1

October 21, 2008

Mr. H. Christopher Owings

Assistant Director

Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Northwest Natural Gas Company

Annual Report on Form 10-K for the Year Ended December 31, 2007

Filed February 29, 2008

Definitive Proxy Statement on Schedule 14A

Filed April 14, 2008

Quarterly Report on Form 10-Q for the Period Ended June 30, 2008

Filed August 6, 2008

File No. 1-15973

Dear Mr. Owings:

Northwest Natural Gas Company (“NW Natural”) acknowledges receipt of your letter of September 16, 2008 commenting on the above-referenced filings.

This letter contains our responses to the comments and explanations to the requested information. Please feel free to call me at the telephone number listed at the end of this letter if you would like to discuss any of the responses.

For the convenience of the Staff, each of the Staff’s comments is included in bold and is followed by our corresponding response.

Annual Report on Form 10-K for the Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results…page 27

1.

In future filings, please expand this section generally, and your 2008 Outlook subsection in particular, to discuss in greater detail the known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. For example, please expand your discussion on page 28 regarding management’s plans and goals in the four areas in which it expects to focus in 2008. More specifically, you state that you plan to incorporate “new technology” into your

H. Christopher Owings

Securities and Exchange Commission

October 21, 2008

operations while honing “new processes” established in the recent changes to your “operating model.” Please discuss in greater detail the “new technology,” “new processes,” and the “operating model” to which you refer. As another example, in your Issues, Challenges and Performance Measures subsection on page 28, you state that you believe you have sufficient supplies of natural gas under contract to meet the needs of your core customers, “but price increases could change [y]our earnings outlook and [y]our competitive advantage.” Please expand this disclosure to discuss how, if at all, you believe the recent increase in commodity prices will affect you. As a further example, in your Strategic Opportunities subsection on page 29, you state that you are implementing a new integrated information system that you expect will help “facilitate additional business initiatives, as well as help to improve overall operational efficiencies.” Please expand this disclosure to discuss the “new integrated information system,” the “additional business initiatives,” and the “overall operations efficiencies” to which you refer.

Response: The subsection entitled, “2008 Outlook” at the beginning of the MD&A section of NW Natural’s Form 10-K is intended to be a high level summary of the known material trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on NW Natural’s financial condition, operating performance, revenues or income, or result in our liquidity decreasing or increasing in any material way. The 2008 Outlook begins with a brief discussion of our key areas of management focus for the upcoming year and is then further broken down into “Issues, Challenges and Performance Measures” and “Strategic Opportunities.” The discussion of the key focus areas and the Strategic Opportunities section are intended to highlight the material trends facing NW Natural, while the Issues, Challenges and Performance Measures section is intended to highlight material demands, commitments, events or uncertainties facing NW Natural. These summary sections, in conjunction with the more fulsome disclosure provided elsewhere in the MD&A section of the Form 10-K, are intended to be responsive to Item 303 of Regulation S-K and SEC Release No. 33-8350.

In future filings, NW Natural proposes to enhance the disclosure in the Outlook section and to add cross-references to appropriate sections to assist readers in locating the additional disclosures regarding known material trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on NW Natural’s financial condition, operating performance, revenues, or income, or result in our liquidity decreasing or increasing in any material way. In reviewing our existing disclosure in the Outlook section, in future filings, NW Natural proposes to include disclosure substantially similar to the following, modified as necessary and appropriate to address the facts and circumstances at the time:

H. Christopher Owings

Securities and Exchange Commission

October 21, 2008

2008 Outlook

In 2008, we expect to focus on core business improvements, strategic position, business development and organizational effectiveness. The following is a summary of management’s plans and objectives in these four areas.

Core Business Improvements. We plan to incorporate new technology into our operations while honing new processes established in the recent changes to our operating model. Our goal is to integrate and streamline operations and provide our employees with new technology tools that enable us to become even more effective and efficient. Our plans for new technology include: an enterprise resource planning system, which provides a comprehensive suite of business application software built together as a single system to more efficiently process and manage information in all parts of our business; an automated dispatching system, which provides integrated planning and scheduling with global positioning capabilities to more effectively collect and distribute data to employees in remote locations; and an expansion of our automated meter reading system, which converts the remaining customer meters so they can be read electronically. We expect these and other new technologies to support our new operating model, which re-aligned our business functions into key process areas such as customer services, energy supply and gas delivery, to help centralize and standardize our operations. For further discussion, see “Strategic Opportunities,” below.

Strategic Position. In our rapidly changing business environment, we strive to continue achieving shareholder value while balancing the interests of our customers, employees and the communities we serve. In doing so, we continue to develop plans in response to potential climate change legislation as well as to address regulatory, business development and workforce challenges and opportunities. For further discussion, see “Issues, Challenges and Performance Measures,” “Strategic Opportunities” and “Results of Operations—Regulatory Matters—Rate Mechanisms,” below.

Business Development. We intend to advance our key natural gas infrastructure investments, such as the Palomar Pipeline in Oregon and the Gill Ranch storage project in California, while exploring new growth opportunities. For further discussion, see “Strategic Opportunities,” below.

Organizational Effectiveness. As employees are our most highly valued resource, we intend to continue to support our employees with additional training and technology to achieve our goals and facilitate the transitions from the restructuring of our operating model. For further discussion, see “Core Business Improvements,” above and “Strategic Opportunities,” below.

H. Christopher Owings

Securities and Exchange Commission

October 21, 2008

Issues, Challenges and Performance Measures

Managing the business in a period of gas price volatility. In recent years, natural gas commodity prices have been volatile. Our gas acquisition strategy is designed to secure sufficient supplies of natural gas to meet the needs of our utility’s core (residential, commercial and industrial firm) customers. Equally important, however, is our strategy to hedge gas prices for a significant portion of our annual purchase requirements based upon our core utility’s gas load forecast. We believe we have sufficient supplies of natural gas to meet the needs of our core customers, but we are not able to predict future gas costs. Gas costs above those set in our annual PGA tariff are likely to negatively impact earnings and could affect our competitive advantage by reducing our ability to add residential and commercial customers, and potentially causing industrial customers to shift their energy needs to alternative fuel sources. In addition, as described in “Rate Mechanisms—Purchased Gas Adjustment” below, we recognize expense for a portion of actual purchased gas costs in excess of those assumed in setting rates. Accordingly, higher gas costs than those assumed in setting rates can adversely affect our results of operations and our liquidity. We continue to develop new gas acquisition strategies to manage gas prices and liquidity and to efficiently meet market demands. For further discussion of risks and uncertainties affecting our business and financial results, see “Item 1A. Risk Factors,” above.

Strategic Opportunities

Business Process Improvements. To address our economic and competitive challenges, we continue to evaluate the business processes and costs in our new operating model and improve those processes where efficiencies can be gained. Our goal is to integrate and streamline operations and provide our employees with new technology tools that enable us to become more effective and efficient. In early 2008, we implemented the first phase of our new enterprise resource planning (ERP) system and began work on a second phase which is expected to be completed by early 2009. Our new ERP system provides a comprehensive suite of business application software built together as a single system and interfaces with our existing customer information and gas management systems. We expect our new system to improve overall operating efficiencies by:

•	automating the integration of data;
•	automating control procedures with auditable financial and operational workflow processes; and
•	automating more of the monthly closing process.

In 2006, we initiated a project to automate the reading of gas meters on approximately one-third of our customers’ meters. The meters equipped with this technology transmit usage data to receiving devices located in our vehicles as they are driven in the area, eliminating the need for manual reading of customers’ meters. In the second quarter of 2008, we initiated a project to automate the reading of gas meters for our remaining customers, and we expect to seek regulatory recovery for the corresponding cost of service of the estimated $30 million project cost. In early 2008 we also initiated an automated dispatching system, which provides integrated planning and scheduling with global positioning capabilities to more effectively collect and distribute data. These technology investments and other initiatives are expected to facilitate process improvements and contribute to operational efficiencies throughout NW Natural. For more information regarding our new operating model, see Part II, Item 7., “Strategic Opportunities,” in the 2007 Form 10-K.

H. Christopher Owings

Securities and Exchange Commission

October 21, 2008

Definitive Proxy Statement on Schedule 14A

Transactions With Related Persons, page 17

2.	We note that your Audit Committee reviews and approves all related person transactions required to be disclosed pursuant to our rules “for the purpose of determining whether such transactions are in [your] best interest.” Also, we note that you have a written policy regarding related person transactions that applies to all of your directors, executive officers, and other associates. In future filings, please describe in greater detail this policy and any other policies and procedures for the review, approval, or ratification of related person transactions. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Response: In future filings, NW Natural proposes to include the following additional disclosure on its written policy regarding related person transactions:

The Charter of the Audit Committee designates responsibility for reviewing related person transactions with the Audit Committee. The Board also adopted a written policy on the review of related person transactions (which is available on our website at www.nwnatural.com) specifying that certain transactions involving directors, nominees, executive officers, significant shareholders and certain other related persons, in which NW Natural is or will be a participant, and of the type required to be reported as a related person transaction under Item 404(a) of SEC Regulation S-K, shall be reviewed by the Audit Committee. The policy also establishes a requirement for directors, nominees and executive officers to report transactions involving a related person that exceed $5,000 in value.

Under the policy, the Audit Committee reviews the material facts and circumstances of any transaction that may require reporting under Item 404(a) of SEC Regulation S-K to determine: (i) whether or not the transaction is in the Company’s best interest; and (ii) whether or not the transaction should be authorized or approved. Upon review of a related person transaction, the Audit Committee may approve or disapprove the transaction and direct the officers of the Company to take appropriate action. The Audit Committee may also refer the matter to the full Board of Directors with its recommendation for disposition. We are not aware of any transactions entered into since the adoption of the policy in December 2006 that did not follow the procedures outlined in the policy.

H. Christopher Owings

Securities and Exchange Commission

October 21, 2008

3.	In this regard, you state that your written policy designates the Audit Committee with the responsibility of reviewing related person transactions. Also, you state that you are not aware of any transactions entered into since the adoption of the related person transaction policy in December 2006 that did not follow the procedures outlined in the policy. However, in the last paragraph on page 17, you indicate that the entire board, not just the Audit Committee, approved the related person transaction in which you contributed $150,000 to the Oregon Community Foundation. In future filings, please disclose the reason or reasons why the entire board would approve a transaction.

Response: In future filings, NW Natural will include additional disclosure describing the reason or reasons why the entire Board approved a related person transaction rather than the Audit Committee, when applicable. With respect to the charitable contribution to the Oregon Community Foundation that was disclosed in our Proxy Statement, NW Natural does not believe the contribution to be a related person transaction within the meaning of Item 404(a) of Regulation S-K. Although a former NW Natural director, Mr. Reiten (retired as of May 2008) and NW Natural director Mr. Gibson are members of the Board of Trustees of the Foundation, their position does not give rise to an indirect material interest within the meaning of paragraph (a) of Item 404 (see instruction 6(a)(i) to Item 404(a)). Although the contribution honors Mr. Dodson, NW Natural’s CEO, this also does not give rise to an indirect material interest within the meaning of Item 404(a). The full Board approved this transaction in September 2007 because, pursuant to the Charter of the Public Affairs and Environmental Policy Committee, such committee must consider any charitable contributions and make recommendations regarding such contributions to the full Board for approval. In preparing the Proxy Statement, NW Natural concluded that disclosure of the contribution was warranted since the contribution and Messrs. Reiten’s and Gibson’s membership on the Board of Trustees of the Foundation was taken into account in assessing their independence. In the spirit of conservatism and full disclosure, in the event that anyone considered this to be a related person transaction even though NW Natural did not, NW Natural decided to also include this disclosure in the Transactions with Related Persons. However, NW Natural does not believe that its related person transaction policy applies to this contribution or that NW Natural was required to disclose this contribution as a related person transaction.

4.	We note that your transactions with The Papé Group, Inc. “were arm’s length transactions entered into in the ordinary course of business and not material.” In future filings, please disclose whether the terms of these and all other related person transactions or agreements in which you have entered were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related person contracts or agreements as exhibits.

Response: In future filings, NW Natural will disclose whether the terms of its related person transactions or agreements were comparable to terms NW Natural could have obtained from unaffiliated third parties. Further, NW Natural had determined and will disclose in future filings

H. Christopher Owings

Securities and Exchange Commission

October 21, 2008

that the terms of the transactions with The Papé Group, Inc. were comparable to terms we could have obtained from unaffiliated third parties. NW Natural will also file as exhibits all written related person contracts or agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K. NW Natural has determined that its transactions with The Papé Group, Inc. were not required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K because they were immaterial in amount and significance.

5.	In future filings, please disclose whether the hiring and promotion of Ted Smart, the husband of Lea Anne Doolittle, Senior Vice President, was a related person transaction for which approval was needed. If so, please discuss the approval process.

Response: The SEC’s final rule implementing Item 404(b) of Regulation S-K, which requires disclosure of the policies and procedures established by companies and boards of directors regarding related person transactions, became effective on November 7, 2006. The Northwest Natural Gas Company Policy on Review of Transactions with Related Persons complying with Item 404(b) was adopted by the NW Natural Board of Directors on December 14, 2006. The hiring of Mr. Ted Smart and his promotion from Senior Auditor to Purchasing Manager, were not related person transactions for which approval was needed because both occurred prior to the SEC adoption of the final rule implementing Item 404(b) and NW Natural’s adoption of its Policy on Review of Transactions with Related Persons. In future filings, NW Natural will disclose any approval process undertaken by the Audit Committee related to Mr. Smart’s ongoing employment with NW Natural in compliance with NW Natural’s Policy on Review of Transactions with Related Persons.

Executive Compensation, page 21

Corporate Performance Goals, page 32

6.	In the second-to-last paragraph of page 32, you state that the Organization and Executive Compensation Committee agreed to exclude from your key goals calculations “certain expenses related to specified strategic initiatives that were incurred earlier than scheduled based upon the strong earnings and cash flow outlook for 2007.” In future filings, please disclose these expenses to which you refer and discuss the reason or reasons that their timing caused you to exclude them in your calculations.

Response: In early 2007, NW Natural determined that its 2007 earnings and cash flows would be higher than anticipated, mainly due to significant gas commodity cost savings and implementation of a regulatory adjustment for income taxes paid. Due to these unexpected gains, NW Natural was in a position to pursue certain strategic initiatives in 2007 that otherwise probably would have been considered for years subsequent to 2007. Because those discretionary strategic initiatives were incurred voluntarily and not contemplated when the key goals formula and performance measures were established for 2007, inclusion would have resulted in unintended consequences by reducing the key goals payout and thereby potentially discouraging officers from pursuing worthy business objectives

H. Christopher Owings

Securities and Exchange Commission

October 21, 2008

at that time. Accordingly, the Organization and Executive Compensation Committee approved the exclusion of those amounts from incentive compensation plans. In future filings, if we exclude expenses or make other adjustments not contemplated by the key goals measures established for the fiscal year, NW Natural will disclose the specific expenses excluded and the reason or reasons for excluding them from incentive calculations impacting executive officers.

Quarterly Report on Form 10-Q for the Period End June 30, 2008

7.	Please comply with the above comments as applicable.

Response: As applicable, NW Natural will comply with the above comments in all future Form 10-Q filings.

Item 4. Controls and Procedures, page 33

(b) Changes in Internal Control Over Financial Reporting, page 34

8.	In this subsection, you describe a change that you made to your internal control over financial reporting during the first half of 2008. In this regard, we note the disclosure in which you state that “[o]ther than as described above, there has been no change in [y]our internal control over financial reporting that occurred during [y]our most recent fiscal quarter....” In future filings, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

Response: In future filings, to the extent that there have been changes in NW Natural’s internal control over financial reporting during the quarter that have materially affected, or are reasonably likely to materially affect, NW Natural’s internal control over financial reporting, NW Natural will affirmatively state the changes instead of using the “other than as described above” formulation noted in the Staff’s comment.

*     *     *     *

H. Christopher Owings

Securities and Exchange Commission

October 21, 2008

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact me at (503) 220-2410.

Very truly yours,

NORTHWEST NATURAL GAS COMPANY

By:	/s/ MardiLyn Saathoff
MardiLyn Saathoff
Chief Governance Officer & Corporate Secretary

Cc:	John Fieldsend, SEC Attorney-Advisor
Ellie Bavaria, SEC Special Counsel
Mark Dodson, CEO, NW Natural
Gregg Kantor, President & COO, NW Natural
David Anderson, CFO, NW Natural
Margaret Kirkpatrick, GC, NW Natural
John T. Hood, Thelen LLP